Registration No. 333-38111
    As filed with the Securities and Exchange Commission on December 9, 1997

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                 -------------

                                AMENDMENT NO. 1

                                       TO

                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                ---------------
                             CAREMATRIX CORPORATION
              (Exact name of registrant as specified in charter)

                Delaware                        04-3069586
    (State or other jurisdiction             (I.R.S. Employer
 of incorporation or organization)         Identification No.)

                                197 First Avenue
                                Needham, MA 02194
                                 (781) 433-1000
               (Address, including zip code, and telephonenumber,
        including area code of registrant's principal executive offices)
                                 ---------------
          Robert M. Kaufman                     Copies to:
      Chief Executive Officer            Michael J. Bohnen, Esq.
       CareMatrix Corporation          Nutter, McClennen & Fish, LLP
           197 First Avenue              One International Place
          Needham, MA 02194               Boston, MA 02110-2699
            (781) 433-1000                    (617) 439-2000

           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                               ---------------
     Approximate date of commencement of proposed sale to public: From time to time after the effective date of this Registration Statement, as determined by market conditions.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
     If this Form is a post-effective amendment filed pursuant to Rule 426(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                               ---------------


                        CALCULATION OF REGISTRATION FEE
-----------------------------------------------------------------------------------------------------
                                                 Proposed             Proposed
 Title of Each Class of                          Maximum              Maximum            Amount of
    Securities to be         Amount to be     Offering Price         Aggregate          Registration
       Registered             Registered       Per Share (1)     Offering Price (1)         Fee
------------------------   ----------------   ----------------   --------------------   -------------
Shares of Common Stock,
 $.05 par value             300,000 shares         $25.91             $7,771,560        $2,355 (2)
-----------------------------------------------------------------------------------------------------



(1) Determined pursuant to Rule 457(g) under the Securities Act of 1933, as amended, for purposes of calculating the registration fee. Pursuant to said rule, the fee for 295,000 of such shares was the average of the high and low prices per share of Common Stock reported on The American Stock Exchange on October 15, 1997.
(2) Previously paid.



     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

================================================================================

      SUBJECT TO COMPLETION PRELIMINARY PROSPECTUS DATED DECEMBER 9, 1997


[RED HERRING]
Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State. [/RED HERRING]


PROSPECTUS

                               [CAREMATRIX LOGO]


                                 300,000 Shares

                          Common Stock, $.05 par value
                                  -----------

     This Prospectus relates to the resale of 300,000 shares of Common Stock, $.05 par value (the "Common Stock"), of CareMatrix Corporation, a Delaware corporation (the "Company"), which shares of Common Stock are owned or may be acquired and may be offered and sold from time to time by certain persons and entities referred to herein as the "Selling Stockholders."


     The Common Stock may be offered from time to time by the Selling Stockholders in transactions on the American Stock Exchange ("AMEX") or in privately-negotiated transactions, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Specific information concerning the Selling Stockholders and their plan of distribution is set forth under "Selling Securityholders" and "Plan of Distribution."

     The Company will not receive any proceeds from the sale of the Common Stock. The Company is bearing certain expenses in connection with the registration of the shares being offered and sold by the Selling Stockholders.


     Shares of the Company's Common Stock are quoted on AMEX under the symbol "CMD." On December 8, 1997, the closing price reported for such shares on AMEX was $28.625.

     See "Risk Factors" beginning on Page 5 for a discussion of certain factors that should be considered by prospective purchasers of the securities offered hereby.



                                 -----------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.

                                  -----------
                The Date of this Prospectus is           , 1997

     No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information and representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy the securities described herein by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making the offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Under no circumstances shall the delivery of this Prospectus or any sale made pursuant to this Prospectus create any implication that the information contained in this Prospectus is correct as of any time subsequent to the date of this Prospectus.


                               ----------------
                               TABLE OF CONTENTS



                                                                          Page
                                                                          -----
Available Information ...................................................    4
Documents Incorporated by Reference  ....................................    4
Risk Factors ............................................................    5
The Company  ............................................................   10
Use of Proceeds .........................................................   10
Selling Stockholders  ...................................................   10
Plan of Distribution  ...................................................   11
Legal Matters   .........................................................   12
Experts   ...............................................................   12

                             AVAILABLE INFORMATION

     The Company has filed with the United States Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (together with all amendments, exhibits and schedules thereto, the "Registration Statement") under the Securities Act covering the shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, and the exhibits and schedules thereto. For further information, with respect to the Company and the Common Stock, reference is made to the Registration Statement, and the exhibits and schedules thereto, which can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Reports, proxy statements and information statements and other information filed electronically by the Company with the Commission are available at the Commission's worldwide web site at http://www.sec.gov. The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and information statements and other information with the Commission. Such reports, proxy statements and information statements and other information may be inspected and copied at the public reference facilities maintained by the Commission referenced above.


                      DOCUMENTS INCORPORATED BY REFERENCE


     The Company hereby incorporates by reference (i) its Annual Report on Form 10-K for the fiscal year ended December 31, 1996, as amended by the Company's Annual Report on Form 10-K/A filed with the Commission on April 14, 1997 (including those portions of the Company's definitive proxy statement for the Annual Meeting of Stockholders held on June 16, 1997 incorporated by reference therein), (ii) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1997, as amended by the Company's Quarterly Report on Form 10-Q/A filed with the Commission on August 12, 1997, (iii) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1997, (iv) the Company's Current Report on Form 8-K filed August 5, 1997, (v) the Company's current report on Form 8-K filed August 19, 1997, (vi) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1997, and (vii) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A, declared effective October 23, 1996.


     All reports filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to any termination of the offering of the shares of Common Stock covered by this Prospectus are deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that is also incorporated herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Copies of all documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents) will be provided without charge to each person who receives a copy of this Prospectus on written or oral request to Investor Relations, CareMatrix Corporation, 197 First Avenue, Needham, MA 02194, or by telephone at (781) 433-1000.

                                 RISK FACTORS

     In addition to the other information contained in this Prospectus, before purchasing the shares of Common Stock offered hereby, prospective purchasers should carefully consider the factors set forth below. Such factors could cause the Company's actual results or other events to differ materially from the results or events anticipated in certain forward-looking statements contained or incorporated by reference herein. Such forward-looking statements involve risks and uncertainties.


     History of Losses From Operations; Accumulated Deficit. Although the Company recorded net earnings for the nine months ended September 30, 1997 of $3,978,095, from its inception on June 24, 1994 through December 31, 1996, the Company experienced significant losses from operations. Through December 31, 1996, the Company's accumulated deficit was $16.4 million. For the year ended December 31, 1996, the Company incurred losses from operations of $6.0 million. As of September 30, 1997, the Company's accumulated deficit was $12.4 million. There can be no assurance that the Company will be able to continue to generate income from operations or net income at any time, whether from its existing operations or from any facilities that are operated in the future. Failure of the Company to achieve profitability could have a material adverse effect on the future viability of the Company.


     Dependence by the Company on Related Party Agreements. The Company has entered and expects to continue to enter into agreements with related parties in connection with a significant number of transactions, including development, management and lease agreements. Generally, the Company will enter into development agreements whereby construction financing is obtained by the related or third parties. The Company expects that risks related to construction and the initial operation of the facilities it develops will be borne primarily by such related or third parties. The Company has not, and expects in the future that it will not, enter into agreements with these parties until six months prior to completion of the construction of such facilities or upon acquisition of completed facilities. These management agreements would generally be for a ten-year period, with annual fees approximating 5% of gross revenues (less contractual adjustments for uncollectible accounts). The Company has and expects in the future to have the option to convert such management agreements into fair market value leases (which will be a negotiated percentage of total project costs) for a 15-year initial term with three to four five-year fair market value renewal options. Abraham D. Gosman is the principal owner, and certain members of the Company's senior management and stockholders also have an ownership interest in, Chancellor Senior Housing Group, Inc. and certain like entities (collectively referred to herein as "Chancellor"), with which the Company has entered and expects to enter into most such agreements. Failure of the Company to continue to enter into such agreements with Chancellor or other such related parties, or the inability of Chancellor to secure all necessary financing at acceptable terms, could have a material adverse effect on the Company.

     Need for Additional Financing. The Company's development and acquisition strategy will require substantial capital resources. The estimated cumulative cost to complete approximately 60 new facilities, with an aggregate capacity of approximately 7,200 residents, targeted for completion over the next three years is between $700 million and $800 million, which substantially exceeds the financial resources of the Company and Chancellor. The Company's future growth will depend primarily on the ability of related parties, such as Chancellor, for whom the Company develops facilities to obtain financing on acceptable terms. To finance its capital needs, the Company plans both to incur indebtedness and to issue, from time to time, additional debt or equity securities, including Common Stock or convertible notes, in connection with its acquisitions and affiliations. If additional funds are raised through the issuance of equity securities, dilution to the Company's stockholders may result, and if additional funds are raised through the incurrence of debt, the Company would likely become subject to certain covenants that impose restrictions on its operations and finances. There can be no assurance that the Company or such related parties will be able to raise additional capital when needed, on satisfactory terms or at all. Prior to its secondary offering in October 1996, the Company had relied upon equity and loans provided primarily by Abraham D. Gosman, the Company's Chairman of the Board and principal stockholder, or companies affiliated with him. There can be no assurance that any additional financing from Mr. Gosman, Chancellor or any other sources will be available in the future. Any limitation on the Company's ability to obtain additional financing could have a material adverse effect on the Company.


     Substantial Debt and Lease Obligations; Increased Leverage. At September 30, 1997, the Company's debt was $102.4 million. Debt service and annual operating lease payment obligations are expected to increase significantly as the Company pursues its growth strategy. There can be no assurance that the Company will generate sufficient cash flow to meet its obligations. Any payment default or other default with respect to such obligations could cause a lender to foreclose upon any collateral securing the indebtedness or, in the case of an operating lease, could terminate the lease, with a consequent loss of income and asset value to the Company. Moreover, because certain of the Company's mortgages, debt instruments and leases may contain cross-default and cross-collateralization provisions, a default by the Company on one of its payment obligations could result in acceleration of other obligations and adversely affect a significant number of the Company's other facilities.


     In connection with the issuance in August and October 1997 of the Company's 61/4% Convertible Subordinated Debentures due 2004, the Company incurred $115 million in additional indebtedness which increased the ratio of its long-term debt to its total capitalization from 8.9% at December 31,1996, to 54.3%, on a pro forma basis at September 30, 1997. As a result of this increased leverage, the Company's principal and interest obligations increased substantially. The degree to which the Company is leveraged could adversely affect the Company's ability to obtain additional financing for working capital, acquisitions or other purposes and could make it more vulnerable to economic downturns and competitive pressures. The Company's increased leverage could also adversely affect its liquidity, as a substantial portion of available cash from operations may have to be applied to meet debt service requirements and, in the event of a cash shortfall, the Company could be forced to reduce other expenditures and forego potential acquisitions to be able to meet such requirements.


     Development and Construction Risks. During the next three years, the Company plans to develop approximately 60 new facilities with a resident capacity of approximately 7,200 residents. The Company's ability to achieve its development goals will depend upon a variety of factors, many of which are beyond the Company's control. There can be no assurance that the Company will not suffer delays in its development program. The successful development of additional facilities will involve a number of risks, including the possibility that the Company may be unable to locate suitable sites at acceptable prices or may be unable to obtain, or may experience delays in obtaining, necessary certificates of need, zoning, land use, building, occupancy, licensing and other required governmental permits and authorizations. The Company may also incur construction costs that exceed original estimates or even so-called guaranteed maximum cost construction contracts, and may not complete construction projects on schedule. The Company will rely on third-party general contractors to construct its new facilities. There can be no assurance that the Company will not experience difficulties in working with general contractors and subcontractors, which could result in increased construction costs and delays. Further, facility development is subject to a number of contingencies over which the Company will have little control and that could have a material adverse effect on project cost and completion time, including shortages of, or the inability to obtain, labor or materials, the inability of the general contractor or subcontractors to perform under their contracts, strikes, adverse weather conditions and changes in applicable laws or regulations or in the method of applying such laws and regulations. Failure of the Company to achieve its development goals could have a material adverse effect on the Company. Accordingly, there can be no assurance that the Company's facilities in development or under construction will ultimately be completed.

     Risks Related to Acquisition Strategy. The Company's strategy includes growth through acquisition. The Company is subject to various risks associated with its acquisition growth strategy, including the risk that the Company will be unable to identify or acquire suitable acquisition candidates or to integrate the acquired companies into the Company's operations. Any failure of the Company to identify and consummate economically feasible acquisitions could have a material adverse effect on the Company. There can be no assurance that the Company will be able to achieve and manage its planned acquisition growth, that the liabilities assumed by the Company in any acquisition will not have a material adverse effect on the Company or that the addition of facilities will be profitable for the Company.

     Dependence on Attracting Seniors with Sufficient Resources to Pay. The Company expects to rely primarily on the ability of its residents to pay for services from their own and their families' financial resources. Generally, only seniors with income or assets meeting or exceeding the comparable median in the regions where the Company's assisted living facilities are located can afford the applicable fees for its facilities for an extended period of time. Any difficulty in attracting seniors with adequate resources to pay for the Company's services could have a material adverse effect on the Company. Inflation or other circumstances which adversely affect the ability of the Company's residents and potential residents to pay for assisted living services could also have a material adverse effect on the Company.

     Dependence Upon Key Personnel. The Company is dependent upon the ability and experience of its executive officers, including its Chairman, and there can be no assurance that the Company will be able to retain all of such officers. The failure of such officers to remain active in the Company's management could have a material adverse effect on the Company. There can be no assurance that the anticipated contributions of senior management will be realized, and the failure of such contributions to be realized could have a material adverse effect on the Company.



     Risks Related to Goodwill. At September 30, 1997, the Company's total assets were approximately $210.3 million, of which approximately $27.2 million, or approximately 12.9% of total assets, was goodwill. Goodwill is the excess of cost over the fair value of the net assets of businesses acquired. There can be no assurance that the value of such goodwill will ever be realized by the Company. This goodwill is being amortized on a straight-line basis over 25 years. The Company evaluates on a regular basis whether events and circumstances have occurred that indicate all or a portion of the carrying amount of goodwill may no longer be recoverable, in which case an additional charge to earnings would become necessary. Although at September 30, 1997 the net unamortized balance of goodwill is not considered to be impaired, any such future determination requiring the write-off of a significant portion of unamortized goodwill could have a material adverse effect on the Company.



     Competition. The assisted living industry is highly competitive and, given the relatively low barriers to entry and continuing healthcare cost containment pressures, the Company expects that it will become increasingly competitive in the future. The Company competes with other companies providing assisted living services as well as numerous other companies providing similar service and care alternatives, such as home health care agencies, congregate care facilities, retirement communities and skilled nursing facilities. While the Company believes there is a need for additional assisted living residences in the markets where it intends to develop facilities, the Company expects that, as assisted living facilities receive increased attention, competition will increase from new market entrants. Moreover, in implementing its growth strategy, the Company expects to face competition for development and acquisition opportunities from local developers and regional and national assisted living companies. Some of the Company's present and potential competitors have, or may have access to, greater financial resources than those of the Company. Consequently, increased competition in the future could limit the Company's ability to attract and retain residents, to maintain or increase resident service fees or to expand its business. As a result, any increased competition could have a material adverse effect on the Company.


     Limited Experience with New Service Models and Facility Designs. The Company's success is dependent, in part, on its ability to develop and offer new service models and facility designs to prospective residents of its facilities. Currently, the Company does not have extensive operating experience with these new service models and facility designs, and the failure of the Company to successfully implement and integrate these new service models and facility designs could have a material adverse effect on the Company.


     Potential Conflicts of Interest. Abraham D. Gosman, the Company's principal stockholder and Chairman, and certain members of the Company's senior management, have a controlling ownership interest in Chancellor with which the Company has entered and expects to enter into development, management and lease agreements. These agreements are and will be on terms that the Company believes will be fair and no less favorable to the Company than those which the Company could have obtained from unaffiliated third parties. Such ownership interests in Chancellor and other healthcare entities that compete with the Company, however, may create actual or potential conflicts of interest on the part of these members of the Company's management. In the case of such related party transactions, it is the Company's policy to require that any such transactions be approved by a majority of the disinterested members of the Executive Committee of the Board of Directors.



     Control by Management. As of September 30, 1997, members of the Board of Directors and management are the beneficial owners of approximately 48.2% of the outstanding Common Stock of the Company. As of September 30, 1997, Abraham
D. Gosman, together with his sons, Andrew D. Gosman and Michael M. Gosman, all of whom are members of the Board of Directors and executive officers of the Company, are the beneficial owners of approximately 44.9% of the outstanding Common Stock. Accordingly, management and the Gosmans may have the ability, by voting shares of Common Stock, to determine (i) the election of the Company's Board of Directors and, thus, the direction and future operations of the Company, and (ii) the outcome of all other matters submitted to the Company's stockholders, including mergers, consolidations and the sale of all or substantially all of the Company's assets.



     Residence Staffing and Labor Costs. The Company competes with other providers of assisted living services with respect to attracting and retaining qualified and skilled personnel. The Company is dependent upon its ability to attract and retain management personnel responsible for the day-to-day operations of each of the Company's facilities. In addition, a possible shortage of nurses or other trained personnel may require the Company to enhance its wage and benefits package in order to compete in the hiring and retention of such personnel or to hire more expensive temporary personnel. The Company will also be dependent upon the available labor pool of semi-skilled and unskilled employees in each of the markets in which it will operate. Any significant failure by the Company to attract and retain qualified management and staff personnel, to control its labor costs or to pass on any increased labor costs to residents through rate increases could have a material adverse effect on the Company.

     Government Regulation. Health care is an area of extensive and frequent regulatory change. The assisted living industry is relatively new, and, accordingly, the manner and extent to which it is regulated at the federal and state levels are evolving. Changes in the laws or new interpretations of existing laws may have a significant impact on the Company's methods and costs of doing business. The Company is subject to varying degrees of regulation and licensing by health or social service agencies and other regulatory authorities in the various states and localities where it operates or intends to operate.

     The Company's success will depend in part upon its ability to satisfy applicable regulations and requirements and to procure and maintain required licenses in rapidly changing regulatory environments. Any failure to satisfy applicable regulations or to procure or maintain a required license could have a material adverse effect on the Company. Furthermore, certain regulatory developments such as revisions in building code requirements for assisted living facilities, mandatory increases in the scope and quality of care to be offered to residents and revisions in licensing and certification standards could have a material adverse effect on the Company. There can be no assurance that federal, state or local laws or regulations will not be imposed or expanded which would have a material adverse effect on the Company. The Company's operations are also subject to health and other state and local government regulations.

     In addition, in most states in which the Company participates in government reimbursement programs, the Company's operations are subject to federal and/or state requirements or provisions which prohibit certain business practices and relationships that might affect the provision and cost of health care services reimbursable under Medicaid. The Company's failure to comply with the regulations and requirements applicable to a facility could result in the imposition of significant fines and increased costs, a revocation of the Company's license to operate that facility, and, if sufficiently serious in nature, the inability of the Company to maintain or obtain licenses to operate other facilities. Any such event could have a material adverse effect on the Company.

     Federal and state anti-remuneration laws, such as the Medicare/Medicaid anti-kickback law, govern certain financial arrangements among health care providers and others who may be in a position to refer or recommend patients to such providers. These laws prohibit, among other things, certain direct and indirect payments that are intended to induce the referral of patients to, the arranging for services by, or the recommending of, a particular provider of healthcare items or services. The Medicare/Medicaid anti-kickback law has been broadly interpreted to apply to certain contractual relationships between healthcare providers and sources of patient referral. Similar state laws vary from state to state, are sometimes vague and seldom have been interpreted by courts or regulatory agencies. Violation of these laws can result in loss of licensure, civil and criminal penalties, and exclusion of healthcare providers or suppliers from participation in (i.e., furnishing covered items or services to beneficiaries of) the Medicare and Medicaid programs. It is expected that the Company will be subject to these laws. There can be no assurance that such laws will be interpreted in a manner consistent with the practices of the Company, and any interpretation inconsistent with the practices of the Company could have a material adverse effect on the Company.

     Environmental Risks. Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be held liable for the cost of removal or remediation of certain hazardous or toxic substances, including, without limitation, asbestos-containing materials, that could be located on, in or under such property. As a result, the presence, with or without the Company's knowledge, of hazardous or toxic substances at any property held or operated by the Company, or acquired or operated by the Company in the future, could have a material adverse effect on the Company. Environmental audits performed on properties leased or managed by the Company have not revealed any significant environmental liability that management believes would have a material adverse effect on the Company; however, there can be no assurance that existing environmental audits with respect to any of the properties leased or managed by the Company have revealed all environmental liabilities.

     Liability and Insurance. The Company's business entails an inherent risk of liability. In recent years, participants in the assisted living and long-term care industry, including the Company, have become subject to an increasing number of lawsuits alleging negligence or related legal theories, many of which involve large claims and significant legal costs. The Company is from time to time subject to such suits as a result of the nature of its business. The Company currently maintains insurance policies in amounts and with such coverage and deductibles as it believes are adequate, based on the nature and risks of its business, historical experience and industry standards. The Company currently maintains professional liability insurance and general liability insurance. There can be no assurance that claims will not arise which are in excess of the Company's insurance coverage or are not covered by the Company's insurance. Any successful claim against the Company not covered by, or in excess of, the Company's insurance could have a material adverse effect on the Company. Claims against the Company, regardless of their merit or eventual outcome, may also have a material adverse effect on the Company's ability to attract residents or expand its business and would require management to devote time to matters unrelated to the operation of the Company's business. In addition, the Company's insurance policies must be renewed annually, and there can be no assurance that the Company will be able to continue to obtain liability insurance coverage in the future or, if available, that such coverage will be available on acceptable terms. Any failure of the Company to retain liability insurance coverage or to obtain such coverage on acceptable terms could have a material adverse effect on the Company.

     Dependence on Reimbursement by Third-Party Payors. The Company's revenues from the services it provides for skilled nursing facilities are dependent upon reimbursement from third-party payors, including Medicare, state Medicaid programs and private insurers. There can be no assurance that such revenues will fully pay the cost of providing services to residents covered by Medicare and Medicaid. Although in 1996 a substantial portion of the Company's revenue was derived from Medicare and Medicaid payments, the Company anticipates that in 1997 and going forward, revenue from sources other than Medicare and Medicaid will constitute a substantially greater portion of overall revenue. The revenues and profitability of the Company will be affected by the continuing efforts of governmental and private third-party payors to contain or reduce the costs of health care by attempting to lower reimbursement rates, increasing case management review of services and negotiating reduced contract pricing. In an attempt to reduce the federal and certain state budget deficits, there have been, and management expects that there will continue to be, a number of proposals to limit Medicare and Medicaid reimbursement in general. Adoption of any such proposals at either the federal or the state level could have a material adverse effect on the Company.

     Certain Anti-takeover Provisions. Certain provisions of the Company's Restated Certificate of Incorporation and By-laws and of Delaware General Corporation Law could, together or separately, discourage potential acquisition proposals, delay or prevent a change in control of the Company and limit the price that certain investors might be willing to pay in the future for shares of the Common Stock. Certain of these provisions provide for the issuance, without further stockholder approval, of preferred stock with rights and privileges which could be senior to the Common Stock, the payment of a "fair" price (or Board approval by continuing directors) in connection with certain business combinations with interested stockholders, no right of the stockholders to call a special meeting of stockholders, restrictions on the ability of stockholders to nominate directors and submit proposals to be considered at stockholders' meetings, and a super-majority voting requirement in connection with the removal of directors and the adoption of stockholders' amendments to the By-laws. The Company also is subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested" stockholder for a period of three years following the date that such stockholder became an interested stockholder.

     Possible Volatility Stock Price. Economic or other external factors may have a significant impact on the Company's business and on the market price of the Common Stock. Fluctuations in financial performance from period to period also may have a significant impact on the market price of the Common Stock.

                                  THE COMPANY


     The Company is a provider of assisted living services, and owns, leases or manages its facilities. The Company's strategy is to provide a full range of assisted living and related services across a range of pricing options. The Company expects its assisted-living facilities to serve as the foundation from which it will provide a continuum of care for its residents. When its assisted living facilities are integrated with supportive independent living facilities, skilled nursing/rehabilitation facilities and Alzheimer's care programs, the Company believes that it will have the ability to provide to those of its residents who need a higher degree of care a less stressful transition to more supportive environments either within the same facility, in a campus setting or in a nearby facility.


     The Company's principal place of business is 197 First Avenue, Needham, Massachusetts 02194; and its telephone number at that address is (781) 433-1000. Unless otherwise indicated or required by the context, references to the "Company" include its consolidated subsidiaries.



                                USE OF PROCEEDS

     The shares of Common Stock offered by the Selling Stockholders are not being sold by the Company, and the Company will not receive any proceeds from the sale thereof.


                             SELLING STOCKHOLDERS

     This Prospectus relates to the resale of shares of Common Stock issuable upon the exercise of warrants (the "Warrants") granted by the Company to the Selling Stockholders. The following table sets forth information concerning certain of the Selling Stockholders, including the number of shares of Common Stock issuable upon conversion of the Warrants and the exercise price with respect to such Warrants. Pursuant to information provided to the Company by such Selling Stockholders, (i) no Selling Stockholder is the beneficial owner of 1% or more of the Company's Common Stock, and (ii) assuming the sale of all the Shares, following the offering, none of the Selling Stockholders will own any shares of Common Stock, except as noted below. The information set forth below was provided by the Selling Stockholders. Share ownership information is as of December 8, 1997.




                                                                                   Exercise Price of the
             Selling Stockholder                 Shares Underlying Warrant (1)     Warrant Per Share (1)
----------------------------------------------   -------------------------------   ----------------------
Jane C. Carroll(2)(3)                                         1,500                        $17.75
Arnold B. Chace, Jr., individually(3)(4)(5)                   1,000                        $17.75
A.B. Chace, Jr. and M.G. Chace, III, as
 Trustees(3)(6)                                               2,500                        $17.75
Arnold B. Chace, Jr. and William Nolen, as
 Trustees(3)(7)                                                 500                        $17.75
Malcolm G. Chace, III, individually(3)(4)(8)                  3,500                        $17.75
Malcolm G. Chace, III and Edith G. Thayer, as
 Trustees(3)(9)                                                 500                        $17.75
John DeShazo                                                  3,749                        $18.90
Elizabaeth C.G. Emmet(3)(10)                                    500                        $17.75
The Equity Group, Inc.(11)                                   11,875                        $22.40
J. Edmund & Company                                           8,060                        $18.90
Lory Roston Associates, Inc.                                  2,400                        $35.45
Edward M. Mulherin                                            3,000                        $20.65
Neil G. Berkman Associates(12)                                6,000                        $20.80
Roger O. Peterkin, III(13)                                    8,060                        $18.90
Charles H. Resnick                                            1,000                        $22.50
Robert A. Schneider                                          11,184                        $19.00
                                                             64,207                        $18.00
                                                              7,858                        $18.60
Dennis K. Waldman                                             5,248                        $18.90



----------------
 (1) The number of shares of Common Stock underlying each Warrant and the exercise price per share of each Warrant is subject to adjustment in certain circumstances pursuant to the terms of each individual Warrant, including in the event of stock splits, stock dividends and issuances of debt or equity securities by the Company.

 (2) In addition, Ms. Carroll is the beneficial owner of 937.5 shares of Common Stock.


 (3) Pursuant to a Purchase Agreement between the Company, each of the parties indicated by this note (collectively, the "Manold Owners") and the Manold Company as Agent and Representative for the Manold Owners ("Manold") dated January 23, 1993, the Manold Owners purchased from the Company (i) certain York County Industrial Development Authority Bonds ("Bonds"), (ii) 10,000 shares of Common Stock, and (iii) 10,000 Warrants. Pursuant to an Agreement between the Company, the Manold Owners and Manold dated March 21, 1996, the Manold Owners sold a portion of the Bonds to the Company and exchanged the remaining Bonds for a new issue of bonds (the "1996 Bonds"). The Manold Owners subsequently sold the 1996 Bonds to the Company in February 1997.


 (4) During the period August 1992 through March 1996, the Company provided development marketing and operations management services to Cornish Realty Associates, L.P., a Rhode Island limited partnership ("Cornish") and to Laurelmead Cooperative, Inc., a Rhode Island cooperative housing corporation ("Laurelmead"). Cornish was the developer of Laurelmead, a senior living community in Providence, Rhode Island. Pursuant to a Management and Marketing Agreement by and between the Company, Cornish and Laurelmead dated March 23, 1993, the Company received a total compensation of approximately $357,000 plus reimbursable expenses for its services. The Management and Marketing Agreement was terminated as of April 1, 1996. Malcolm G. Chace, III is a limited partner in Cornish and Arnold B. Chace, Jr. is a limited partner in Cornish and a half-owner of Cornish's corporate general partner. Arnold B. Chace, Jr. purchased one-half of the Company's interest in Cornish for $112,500 in installments payable to the Company's over the period March 1996 through December 1997.


 (5) During the period August 1992 through March 1996, the Company provided development consulting services to Laurelmead Nursing Center, LLC, a Rhode Island limited liability company ("LNC"). LNC was the developer of Beechwood at Laurelmead, a senior living and health care community in Providence, Rhode Island. Pursuant to a letter agreement by and between the Company and LNC dated June 30, 1995, the Company received total compensation of $100,000 plus reimbursable expenses for its services. Arnold B. Chace, Jr. was a member in LNC and a half-owner of LNC's corporate managing member.


 (6) Arnold B. Chace, Jr. and Malcolm G. Chace, III are trustees (i) under Article Nine for the benefit of Evelyn T. Chace, who is the beneficial owner of Warrants relating to 1,000 shares of Common Stock and holds 625 shares of Common Stock, (ii) under Article Ten for the benefit of Evelyn T. Chace, who is the beneficial owner of Warrants relating to 1,000 shares of Common Stock and holds 625 shares of Common Stock, and (iii) for the benefit of J. Patricia Kent, who is the beneficial owner of Warrants relating to 500 shares of Common Stock and holds 312.5 shares of Common Stock.


 (7) Arnold B. Chace, Jr. and William Nolen are trustees for the benefit of Elizabeth E. Chace, who, in addition to the Warrant, is the beneficial owner of 312.5 shares of Common Stock.


 (8) In addition, Mr. Chace is the beneficial owner of 1,562.5 shares of Common Stock.


 (9) Malcolm G. Chace, III and Edith G. Thayer are trustees for the benefit of Elizabeth C.G. Burden, who, in addition to the Warrant, is the beneficial owner of 312.5 shares of Common Stock.


(10) In addition, Ms. Emmet is the beneficial owner of 312.5 shares of Common Stock.


(11) The Equity Group, Inc. provided public relations services to the Company from October 1993 until January 1995.


(12) Neil G. Berkman Associates was an investor relations consultant to the Company from January 1995 to July 1995.


(13) Roger O. Peterkin, III is an officer of Moors & Cabot, which served as an underwriter of the Company for its secondary offering of common stock in October 1996.


     The names of additional Selling Stockholders, the number of shares of Common Stock which may be offered from time to time by them under this Prospectus by such Selling Stockholders and information concerning any material relationships between the Company and such Selling Stockholders will be set forth as required in Supplements to this Prospectus or amendments to the Registration Statement. The Company has issued Warrants to such Selling Stockholders to purchase shares of Common Stock offered under this Prospectus in connection with previous financing and other activities.



                             PLAN OF DISTRIBUTION

     The Selling Stockholders may sell all or a portion of the Common Stock offered hereby from time to time on any exchange on which the securities are listed on terms to be determined at the times of such sales. The Selling Stockholders may also make private sales directly or through a broker or brokers. Alternatively, any of the Selling Stockholders may from time to time offer the Common Stock beneficially owned by them through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the Selling Stockholders and the purchasers of the Common Stock for whom they may act as agent.

     To the extent required, the aggregate principal amount of the Common Stock to be sold hereby, the names of the Selling Stockholders, the purchase price, the name of any such agent, dealer or underwriter and any applicable commissions, discounts or other terms constituting compensation with respect to a particular offer will be set forth in any accompanying Prospectus Supplement. The aggregate proceeds to the Selling Stockholders from the sale of the Common Stock offered by them hereby will be the purchase price of such Common Stock less discounts and commissions, if any.

     The Common Stock which may be offered hereby may be sold from time to time in one or more transactions at fixed offering prices, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the holders of the Common Stock or by agreement between such holders and underwriters or dealers who receive fees or commissions in connection therewith. In order to comply with the securities laws of certain states, if applicable, the Common Stock offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers.

     The Selling Stockholders and any broker-dealers, agent or underwriters that participate with the Selling Stockholders in the distribution of the Common Stock offered hereby may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), in which event any commissions or discounts received by such broker-dealers, agents or underwriters and any profit on the resale of the Common Stock offered hereby and purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     The Company is paying all expenses incident to the offer and sale of the Common Stock offered hereby by the Selling Stockholders to the public, other than selling commissions and fees.


                                 LEGAL MATTERS


     Certain legal matters in connection with the Common Stock of Common Stock being offered hereby will be passed upon by Nutter, McClennen & Fish, LLP, Boston, MA 02110. Michael J. Bohnen, a partner at Nutter, McClennen & Fish, LLP, is the Assistant Secretary of the Company.



                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1996 and for the year then ended, and the combined financial statements of the Company as of December 31, 1995 and for the year ended December 31, 1995 and the period from June 24, 1994 (inception) to December 31, 1994, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of said firm as experts in accounting and auditing.

                                    PART II


                  INFORMATION NOT REQUIRED IN THE PROSPECTUS


Item 14. Other Expenses of Issuance and Distribution.
     The expenses in connection with the offering to which this Registration Statement relates, other than commissions, are to be borne by the Company. All amounts shown are estimated except the Securities and Exchange commission registration fee.


        Securities and Exchange Commission Registration Fee  ......    $ 2,355
        Accounting Fees  ..........................................      5,000
        Legal Fees ................................................     15,000
        Printing Expenses   .......................................     10,000
        Miscellaneous Expense  ....................................        645
                                                                       -------
        Total   ...................................................    $33,000

Item 15. Indemnification of Directors and Officers.
     The Company is a Delaware corporation. Reference is made to Section 145 of the Delaware General Corporation Law, as amended, which provides that a corporation may indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceedings, had no reasonable cause to believe his conduct was unlawful.
Section 145 further provides that a corporation similarly may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite an adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Article 11 of the Company's Third Restated Certificate of Incorporation eliminates the personal liability of directors to the Company or its Stockholders for monetary damages for breach of fiduciary duty to the full extent permitted by Delaware law. Article VII of the Company's By-Laws provides that the Company indemnify its officers and directors to the full extent permitted by the Delaware General Corporation Law.

     The Company has entered into indemnification agreements with each of its directors. The Company may also enter into similar agreements with certain of its officers who are not also directors. Generally, the Company's By-Laws and the indemnification agreements attempt to provide the maximum protection permitted by Delaware law with respect to indemnification of directors and officers.

     The indemnification agreements provide that the Company will pay certain amounts incurred by a director or officer in connection with any civil or criminal action or proceeding, and specifically including actions by or in the name of the Company (derivative suits), where the individual's involvement is by reason of the fact that he is or was a director or officer of the Company. Such amounts include, to the maximum extent permitted by law, attorney's fees, judgments, civil or criminal fines, settlement amounts, and other expenses customarily incurred in connection with legal proceedings. Under the indemnification agreements and the Company's By-Laws, a director or officer will not receive indemnification if he is found not to have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company.

     The Company maintains an indemnification insurance policy covering all directors and officers of the Company and its subsidiaries.


Item 16. List of Exhibits.

Exhibit No.



* 5.1      Opinion of Nutter, McClennen & Fish, LLP
* 23.1     Consent of Coopers & Lybrand L.L.P.
* 23.2     Consent of Nutter, McClennen & Fish, LLP (included in Exhibit 5.1)
+ 24.1     Power of Attorney (contained in Page II-4)


----------------

+ Previously filed.

* Filed herewith.



Item 17. Undertakings.

     Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by section 10(a)(3) of the Securities Act.

       (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

     (4) That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or
Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange
Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES



     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Needham, Commonwealth of Massachusetts on this 9th day of December 1997.


                                          CAREMATRIX CORPORATION



                                          By: /s/ ROBERT M. KAUFMAN
                                             ----------------------------------
                                              Robert M. Kaufman
                                              Chief Executive Officer




Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.




/S/ ABRAHAM D. GOSMAN*                        December 9, 1997
---------------------------------
Abraham D. Gosman
Chairman of the Board of Directors

/s/ ROBERT M. KAUFMAN                         December 9, 1997
---------------------------------
Robert M. Kaufman
Chief Executive Officer and
Principal Accounting Officer

/s/ ANDREW D. GOSMAN*                         December 9, 1997
---------------------------------
Andrew D. Gosman,
Director and President

/s/ MICHAEL M. GOSMAN*                        December 9, 1997
---------------------------------
Michael M. Gosman,
Director, Vice President and Vice Chairman
of the Board of Directors

/s/ ROBERT CATALDO*                           December 9, 1997
---------------------------------
Robert Cataldo,
Director

/s/ DONALD J. AMARAL*                         December 9, 1997
---------------------------------
Donald J. Amaral,
Director

/s/ H. LOY ANDERSON, JR.*                     December 9, 1997
---------------------------------
H. Loy Anderson, Jr.,
Director

/s/ BEDROS BAHARIAN*                          December 9, 1997
---------------------------------
Bedros Baharian,
Director

/s/ STEPHEN E. RONAI*                         December 9, 1997
---------------------------------
Stephen E. Ronai,
Director

*By: /s/ ROBERT M. KAUFMAN
---------------------------------
Robert M. Kaufman
Attorney-in-fact

Power of Attorney has been filed with this Registration Statement.

                                 Exhibits Index

Exhibit No.

* 5.1      Opinion of Nutter, McClennen & Fish, LLP
* 23.1     Consent of Coopers & Lybrand L.L.P.
* 23.2     Consent of Nutter, McClennen & Fish, LLP (included in Exhibit 5.1)
+ 24.1     Power of Attorney (contained in Page II-4)

----------------

+ Previously filed.

* Filed herewith.